[redacted]

12011840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED
FEB 29 2012
WASH. D.C. 196 SECTION

SEC FILE NUMBER
8-30851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **December 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AllianceBernstein Investments, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	New York	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew C. McGinnity — **(914) 993-3288**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

*AB 3/6

OATH OR AFFIRMATION

I, Patrick E. Ryan, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of AllianceBernstein Investments, Inc. as of December 31, 2011 are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President and CFO
Title

Notary Public

LISA WALSH
Notary Public, State of New York
No. 01WA5069813
Qualified in Dutchess County
Commission Expires May 20, 2015

This report contains (check all applicable boxes):

(x) Facing Page
(x) An Oath or Affirmation
(x) Statement of Financial Condition
(x) Statement of Operations
(x) Statement of Changes in Stockholder's Equity
(x) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Statement of Cash Flows
(x) Computation of Net Capital
( ) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
( ) A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3
( ) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) A copy of the SIPC Supplemental Report
( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
(x) Supplementary Report of Independent Auditors on Internal Control

AllianceBernstein Investments, Inc.

(an indirect wholly-owned subsidiary of AllianceBernstein L.P.)

Statement of Financial Condition
December 31, 2011
(With Independent Auditor's Report Thereon)

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AllianceBernstein Investments, Inc.

(an indirect wholly-owned subsidiary of AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2011

(With Independent Auditor's Report Thereon)

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Report of Independent Auditors

To the Board of Directors and Stockholder of
AllianceBernstein Investments, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AllianceBernstein Investments, Inc. (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2011

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	79,828
Segregated cash		39,909
Receivables:		
Brokers and dealers		110,120
Fees from AllianceBernstein Mutual Funds		15,545
Due from affiliates		938
Deferred sales commissions, net		61,240
Deferred taxes		5,382
Other assets		633
Total assets	$	313,595

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payables:		
AllianceBernstein Mutual Funds	$	122,151
Brokers and dealers		50,715
Accounts payable and accrued expenses		16,930
Due to affiliates		7,888
		197,684
Subordinated notes payable to AllianceBernstein Corporation of Delaware		82,000
Commitments and contingencies *(See Note 4)*		
Stockholder's equity:		
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding		-
Additional paid-in capital		16,505
Accumulated comprehensive income		17,406
Total stockholder's equity		33,911
Total liabilities and stockholder's equity	$	313,595

The accompanying notes are an integral part of this financial statement.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

1. Organization and Summary of Operations

AllianceBernstein Investments, Inc. ("AllianceBernstein Investments" or the "Company") is a wholly-owned subsidiary of AllianceBernstein Corporation of Delaware, which is a wholly-owned subsidiary of AllianceBernstein L.P. ("AllianceBernstein"). The Company serves as a distributor and/or underwriter for certain registered investment companies and other investment vehicles managed by AllianceBernstein ("AllianceBernstein Mutual Funds"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act").

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Subsequent Events

On January 13, 2012, the Financial Industry Regulatory Authority ("FINRA") approved an extension of the maturity dates on the subordinated notes payable to AllianceBernstein Corporation of Delaware. The maturity dates of the subordinated notes payable were extended from March 31, 2013 to March 31, 2016. We evaluated subsequent events through February 27, 2012, the date the statement of financial condition was available to be issued.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, money market accounts, and highly liquid investments with original maturities of three months or less. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value. Cash equivalents at December 31, 2011 include $77.8 million invested in two money market funds that are both registered under the Investment Company Act of 1940.

Segregated Cash

The Company maintains accounts at third party custodian banks for the exclusive benefit of customers ("Special Customer Accounts"). The Special Customer Accounts process the receipt and distribution of cash to various investment vehicles offered by the Company and, in some cases, the cash generated by the redemption of interests in these investment vehicles. As of December 31, 2011, $39.9 million of cash was segregated in these bank accounts.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

Deferred Sales Commissions, Net

The Company pays commissions to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein sponsored mutual funds sold without a front-end sales charge ("back-end load shares"). These commissions are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund shares, the periods of time during which deferred sales commissions are generally recovered. The Company recovers these commissions from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. Since January 31, 2009, U.S. mutual funds have not offered back-end load shares to new investors. However, our non-U.S. funds continue to offer back-end load shares.

The Company periodically reviews the deferred sales commission asset for impairment as events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value exceeds fair value, additional impairment tests are performed to measure the amount of the impairment loss, if any.

Loss Contingencies

With respect to all significant litigation matters, AllianceBernstein and the Company consider the likelihood of a negative outcome. If AllianceBernstein or the Company determines the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and the Company is able to determine an estimate of the possible loss or range of loss, the Company discloses that fact together with the estimate of the possible loss or range of loss. However, it is difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, or when the litigation is highly complex or broad in scope. In such cases, the Company discloses that it is unable to predict the outcome or estimate a possible loss or range of loss.

Mutual Fund Underwriting Activities

Receivables from brokers and dealers for sale of shares of AllianceBernstein Mutual Funds are generally realized within three business days from trade-date, in conjunction with the settlement of the related payables to AllianceBernstein Mutual Funds for share purchases.

Deferred Compensation Plans

Employees of the Company are eligible to participate in several AllianceBernstein unfunded, non-qualified deferred compensation plans under which annual awards to employees are generally made in the fourth quarter.

For awards made before 2009, participants were permitted to allocate their awards: (i) among notional investments in AllianceBernstein Holding Units ("Holding Units"), certain of AllianceBernstein's investment services provided to clients and a money market fund or (ii) under limited circumstances, in options to buy Holding Units.

- AllianceBernstein made investments in its services that were notionally elected by the participants and maintained them in a consolidated rabbi trust or separate custodial account.

- Awards generally vested over four years but could vest more quickly depending on the terms of the individual award, the age of the participant, or the terms of the participant's employment, separation or retirement agreement. Upon vesting, awards are distributed to participants unless they have made a voluntary long-term election to defer receipt.

- Quarterly cash distributions on unvested Holding Units for which a long-term deferral election had not been made are paid currently to participants. Quarterly cash distributions on notional investments in Holding Units and income credited on notional investments in AllianceBernstein's investment services or the money market fund for which a long-term deferral election has been made are reinvested and distributed as elected by participants.

Awards in 2010 and 2009 consisted solely of restricted Holding Units.

- AllianceBernstein engaged in open-market purchases of, or issued, Holding Units that were awarded to the participants and held them in a consolidated rabbi trust.

- Upon vesting, awards are distributed to participants unless they have made a voluntary long-term election to defer receipt.

- Quarterly cash distributions on unvested restricted Holding Units for which a long-term deferral election had not been made are paid currently to participants. Quarterly cash distributions on vested and unvested restricted Holding Units for which a long-term deferral election has been made are paid currently to participants.

Awards in 2011 allowed employees to allocate their award between restricted Holding Units and deferred cash. Employees (except certain members of senior management) generally could allocate up to 50% of their awards to deferred cash, not to exceed a total of $250,000 per award, and had until January 13, 2012 to make their elections. The number of restricted Holding Units issued equaled the remaining dollar value of the award divided by the average of the closing prices of a Holding Unit for the five business day period that commenced on January 13, 2012 and concluded on January 20, 2012.

- Upon approval and communication of the dollar value of the 2011 awards in December 2011, the Company recorded a $4.6 million liability for the awards. This amount is included in due to affiliates as of December 31, 2011. In January 2012, 311,229 restricted Holding Units were issued from AllianceBernstein's consolidated rabbi trust for these awards.

- AllianceBernstein engages in open-market purchases of, or issues, Holding Units that are awarded

to the participants and holds them in a consolidated rabbi trust.

- Quarterly distributions on Holding Units are paid currently to participants.

- Interest on deferred cash will be accrued monthly based on our monthly weighted average cost of funds.

On November 17, 2011, AllianceBernstein announced that it had implemented changes to its employee long-term incentive compensation award program designed to better align the costs of employee compensation and benefits with current year financial performance, and provide employees with a higher degree of certainty that they will receive the incentive compensation they are awarded.

AllianceBernstein amended all outstanding deferred incentive compensation awards of active employees, so that employees who terminate their employment or are terminated without cause may retain their award, subject to compliance with certain agreements and restrictive covenants set forth in the applicable award agreement, including restrictions on competition and employee and client solicitation, and a claw-back for failing to follow existing risk management policies. Prior to the amendment made to the employee long-term incentive compensation award program in the fourth quarter 2011, an employee's service requirement was typically the same as the delivery dates. This amendment eliminated employee service requirements but did not modify delivery dates contained in the original award agreements. Most equity replacement, sign-on or similar deferred compensation awards included in separate employment agreements or arrangements have not been amended.

In 1993, AllianceBernstein established the Century Club Plan, under which employees of AllianceBernstein whose primary responsibilities are to assist in the distribution of company-sponsored mutual funds and who meet certain sales targets, are eligible to receive an award of restricted Holding Units. Awards granted prior to December 2010 vested ratably over three years and subsequent awards vest ratably over four years. The service requirement for Century Club participants was impacted by the amendment to the employee long-term incentive compensation award program in the fourth quarter of 2011. The Company awarded 31,278 restricted Holding Units to 38 employees in 2011. The grant date fair values of these awards were $13.38 per Holding Unit.

Certain employees of the Company are eligible to participate in the compensatory option plans maintained by AllianceBernstein. In 2011, there were no options awarded to Company employees.

3. Income Taxes

The Company is included in the consolidated federal income tax return filed by AllianceBernstein Corporation of Delaware. The Company files separate state and local income tax returns. Federal, state and local income tax expense is computed on a separate company basis.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2011, the Company had a deferred tax asset primarily related to deferred compensation of $5.4 million. Management has determined that realization of the deferred tax asset is more likely than not

based on anticipated future taxable income.

The Company recognizes the effects of a tax position in the financial statements only if, as of the reporting date, it is "more likely than not" to be sustained based solely on its technical merits. In making this assessment, the Company assumes that the taxing authority will examine the tax position and have full knowledge of all relevant information.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2011	$ 2,162
Additions for prior year tax positions	-
Additions for current year tax positions	-
Reductions for current year tax positions	-
Reductions related to settlements with tax authorities/closed years	(1,144)
Balance at December 31, 2011	$ 1,018

The amount of unrecognized tax benefits as of December 31, 2011, when recognized, is recorded as a reduction to income tax expense and reduces the Company's effective tax rate.

The total amount of accrued interest recorded on the statement of financial condition was $352,000 as of December 31, 2011. There were no accrued penalties as of December 31, 2011.

The Company is generally no longer subject to U.S. federal, or state and local tax examinations by tax authorities for any year prior to 2006 except as noted below.

The Internal Revenue Service ("IRS") completed an examination of AllianceBernstein's subsidiaries' federal tax returns for 2009. Another examination of the Company's state tax returns for 2008-2010 has also been initiated. The examination is in the preliminary stages and we do not believe an increase to the reserve is necessary. In addition, an assessment has been received resulting from an examination of the Company's state tax return for the years 2001-2004. This matter is in the appeal stage; however, we do not believe an increase in the reserve is necessary.

Subject to the results of the examinations for the tax years 2008-2010, under our existing policy for determining whether a tax position is effectively settled for purposes of recognizing previously unrecognized tax benefits, there is the possibility that we may not release any reserves, including accrued interest, over the next twelve months. However, adjustments to the reserve could occur in the light of changing facts and circumstances with respect to aforementioned on-going examinations.

4. Commitments and Contingencies

Deferred Sales Commission Asset

Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares under AllianceBernstein's mutual fund distribution system (the "System") are

capitalized as deferred sales commissions ("deferred sales commission asset") and amortized over periods not exceeding five and one-half years for U.S. mutual fund shares and four years for non-U.S. mutual fund shares, the periods of time during which the deferred sales commission asset is expected to be recovered. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. The amount recorded for the net deferred sales commission asset was $61.2 million as of December 31, 2011.

Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares under the System, net of CDSC received of $14.2 million, totaled approximately $22.0 million during 2011. Since January 31, 2009, back-end load shares were no longer offered to new investors in U.S. mutual funds. However, our non-U.S. funds continue to offer back-end load shares.

The Company periodically reviews the deferred sales commission asset for impairment as events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value exceeds fair value, additional impairment tests are performed to measure the amount of the impairment loss, if any.

The components of deferred sales commissions, net (excluding amounts related to fully amortized deferred sales commissions) for the year ended December 31, 2011 was as follows (in thousands):

Carrying amount of deferred sales commission................	$ 662,449
Less: Accumulated amortization	(435,243)
Cumulative CDSC received	(165,966)
Deferred sales commission, net..............................	$ 61,240

Estimated future amortization expense related to the December 31, 2011 net asset balance, assuming no additional CDSC is received in future periods, is as follows (in thousands):

2012..	$ 26,787
2013..	18,073
2014..	11,321
2015..	4,311
2016..	656
2017..	92
	$ 61,240

Legal Proceedings

AllianceBernstein, Holding and the Company are involved in various matters, including regulatory inquiries, administrative proceedings and litigation, some of which allege significant damages. While any inquiry, proceeding or litigation has the element of uncertainty, AllianceBernstein, Holding and the Company believe that the outcome of any one of the regulatory inquiries, administrative proceedings, lawsuits or claims that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's financial condition.

5. Related Party Transactions

Included in due to affiliates, as of December 31, 2011, are distribution payments owed to AXA Advisors, LLC ("AXA Advisors"), a subsidiary of AXA Financial, aggregating $1.1 million. Also, AXA Advisors provides certain distribution and other services including but not limited to: access to dedicated relationship management, national meetings, branch offices, sales desk and national/regional speaking opportunities pursuant to AXA Advisors' Financial Support Program. Due to affiliates includes $0.3 million relating to these services.

Employees of the Company, except those hired after October 2, 2000, are generally eligible to participate, under similar terms offered to employees of AllianceBernstein, in a qualified noncontributory defined benefit retirement plan maintained by AllianceBernstein. Benefits are based on years of credited service, average final base salary and primary Social Security benefits. Service and compensation after December 31, 2008 are not taken into account in determining participants' retirement benefits. In addition, employees of the Company are eligible to participate in a 401(k) plan maintained by AllianceBernstein. Employer contributions are discretionary and generally are limited to the maximum amount deductible for federal income tax purposes. Aggregate contributions to the 401(k) plan on behalf of the Company's employees for 2011 were $0.7 million.

Certain employees of the Company participate in unfunded, non-qualified deferred compensation plans maintained by AllianceBernstein. Due to affiliates includes $4.6 million for the dollar value of the 2011 awards. In January 2012, there were 311,229 restricted Holding Units awarded to 64 employees of the Company for these awards.

The Company also awarded 10,754 restricted Holding Units in connection with certain employment and separation agreements with vesting schedules ranging between two and five years.

Included in due to affiliates is $5.5 million for taxes paid by AllianceBernstein Corporation of Delaware on behalf of the Company.

The Company has loans outstanding payable to AllianceBernstein Corporation of Delaware aggregating $82.0 million at December 31, 2011 under various subordinated loan agreements. The agreements have been approved by FINRA and the loans are treated as equity capital in computing net capital under the Securities and Exchange Act's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2011, all of the loans outstanding were to be charged interest at the variable broker dealer call rate, which at the time was 3.63%. On January 13, 2012, the maturity date of the subordinated notes payable was extended from March 31, 2013 to March 31, 2016. Interest payable on such loans as of December 31, 2011 was $0.3 million.

6. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three

broad levels of fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets that are available for identical assets or liabilities as of the reported date.
- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.
- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Assets Measured at Fair Value on a Recurring Basis

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2011 (in thousands):

	Level 1	**Level 2**	**Level 3**	**Total**
Money markets	$ 77,788	$ -	$ -	$ 77,788
Total assets measured at fair value	**$ 77,788**	**$ -**	**$ -**	**$ 77,788**

We invest excess cash in various money market funds that are valued based on quoted prices in active markets; as such, these are included in Level 1 of the valuation hierarchy.

Assets Measured at Fair Value on a Nonrecurring Basis

There were no impairments recognized for long-lived assets as of December 31, 2011.

7. Net Capital

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the Exchange Act. In 2011, pursuant to section (a)(1)(ii) of the Net Capital Rule, the Company has notified FINRA of its election not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i). As a result, the Company has elected to utilize the Alternative Standard under the Net Capital Rule. As such, the Company is subject to a net capital requirement of $100,000 as the Company is exempt from the service requirements pursuant to Securities Exchange Rule 15c3-3(k)(2)(i), the Customer Protection Rule. As of December 31, 2011, the Company's net capital of $46.2 million was $46.1 million in excess of its required net capital of $0.1 million.

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Report of Independent Accountants

To the Board of Directors and Stockholder of
AllianceBernstein Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of AllianceBernstein Investments, Inc (the "Company") for the period from January 1, 2011 through December 31, 2011, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Assessment payments:
    a. Compared the payments of $48,032 reported on SIPC-7 item 2B on page 1 with the respective cash disbursement records, check number 00323277, obtained from the Company.
    b. Payment of $43,072 reported on SIPC-7 item 2D on page 1 with the respective cash disbursement records, check number 00323785, obtained from the Company.

2. Compared the Total Revenue amount of $198,532,000 (rounded to the nearest thousand) reported on page 2 of the audited Form X-17A-5 for the year ended December 31, 2011, with the Total Revenue amount of $198,531,660 reported on SIPC-7 page 2, item 2a for the period from January 1, 2011 through December 31, 2011 and noted no difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions of $162,090,259 on SIPC-7 line 2c(1) "Revenues from the distribution of shares of a registered open end investment company or unit investment trusts, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products" to the line titled "Total Deductions" on the schedule titled "ABI SIPC Fee Calculation Detail" prepared by the Company and to the COGNOS trial balance, noting no difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3:
    a. Calculations reflected in Form SIPC-7:

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i. Recalculated the mathematical accuracy of the amount in the line titled "Total Deductions" on page 2, line 2c of $162,090,259 noting no difference;
ii. Recalculated the mathematical accuracy of the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $36,441,401, noting no difference;
iii. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $91,104, noting no difference; and
iv. Recalculated the amount in the line titled "Assessment due (or overpayment)" on page 1, line 2d of $48,032, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2012